April 4, 2025

Bruce Culleton, M.D.
Chief Executive Officer and Director
ProKidney Corp.
2000 Frontis Plaza Blvd, Suite 250
Winston-Salem, NC 27103

       Re: ProKidney Corp.
           Registration Statement on Form S-4
           Filed March 31, 2025
           File No. 333-286278
Dear Bruce Culleton M.D.:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Daniel Crawford at 202-551-7767 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   John Patrick Clayton, Esq.